UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Analysts International Corporation

(Name of Subject Company (Issuer))

American CyberSystems, Inc.
ACS Merger Corp.

(Names of Filing Persons (Offerors))

 Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

032681207
(CUSIP Number of Class of Securities)

Sanjeev Sardana
American CyberSystems, Inc.
2400 Meadowbrook Parkway
Duluth, GA 30096
Tel: (770) 493-5588
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Michael J. Cochran, Esq.

Jay V. Shah, Esq.

Derek B. Swanson, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NW
Atlanta, GA 30308
(404) 527-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,502,535	$4,843

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $6.45 (i.e., the tender offer price) by (y) 5,504,269 the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $4,843	Filing Party:	American CyberSystems, Inc., ACS Merger Corp.

Form or Registration No.: Schedule TO	Date Filed:	September 3, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2013, (the “Schedule TO”) and relates to the offer by ACS Merger Corp, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of American CyberSystems, Inc., a Georgia corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Analysts International Corporation, a Minnesota corporation (“Analysts”), at a purchase price of $6.45 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Analysts on September 3, 2013, contain important information about the Offer, all of which should be read carefully by Analysts’ stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, Purchaser and Analysts.

Documentation relating to the Offer has been mailed to stockholders of Analysts and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003, or by calling toll-free at (855) 325-6670 (banks or brokers should call (973) 873-7721).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and restating the bullet point under the heading “Under What Circumstances Would the Company File a Proxy Statement with the Commission?” on page 5 of the Offer to Purchase to read as follows:

Purchaser has certain rights, on and after October 31, 2013 if any conditions to the Offer shall not have been satisfied or waived, as applicable, as of that date, to cause the Company to file a preliminary proxy statement with the Commission relating to a merger of Purchaser with and into the Company. Purchaser also may, after three business days have passed since the later of (i) ten days after the filing of a preliminary proxy statement with the Commission relating to such a merger and (ii) the date on which the Commission has confirmed orally or in writing that it has no further comments on the preliminary proxy statement, terminate the Offer. Such rights are exercisable on the terms and conditions set forth in the Merger Agreement. In the event of such election, the Company will, as promptly as practicable, set a record date, and call, give notice of, convene and hold a special meeting of the Company shareholders to consider and vote upon the adoption and approval of the Merger Agreement and the Merger. Subject to the terms of the Merger Agreement, the Company Board will recommend that the shareholders of the Company vote in favor of approval of the Merger and the adoption of the Merger Agreement. Purchaser will not exercise its option to cause the Company to file a definitive proxy statement for a special meeting of the Company shareholders to consider and vote upon the adoption and approval of the Merger Agreement and the Merger until the Offer has been terminated or expired.

Amending and restating the bullet point under the heading “Can I Withdraw Shares I Previously Tendered in Your Offer? Until What Time Can I Withdraw Previously Tendered Shares?” on page 6 of the Offer to Purchase to read as follows:

You may withdraw previously tendered Shares any time prior to the expiration of the Offer. In addition, if we have not accepted your Shares for payment by November 2, 2013, you may withdraw them at any time after that date until we accept your Shares for payment. Once we accept your Shares for payment upon the expiration of the Offer, you will no longer be able to withdraw them. Shares tendered during a subsequent offering period, if any, may not be withdrawn (see Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights”).

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Amending and restating the bullet point under the heading “What is the Top-Up Option and When Could it Be Exercised?” on page 8 of the Offer to Purchase to read as follows:

The Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable from and after the date and time at which Purchaser first accepts for payment Shares tendered in the Offer until the earlier of the effective date of the Merger or the termination of the Merger Agreement, to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company through a “short-form” merger pursuant to Section 302A.621 of the MBCA (after giving effect to the issuance of the Top-Up Option Shares) and (ii) the aggregate number of Shares that the Company is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option, in each case, for consideration per Top-Up Option Share equal to the Offer Price. As of August 29, 2013, there were 18,495,731 Shares available for issuance under the Top-Up Option, which Shares would (if the Top-Up Option is exercised) allow the Purchaser to purchase that number of Top-Up Option Shares necessary to effect a “short-form” merger under the MBCA if the Minimum Tender Condition is satisfied. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect such a “short-form” merger pursuant to Section 302A.621 of the MBCA without the need for a meeting of holders of Shares at a time when the approval of the Merger at any meeting of the Company’s shareholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer (see Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters”).

Amending and restating the first paragraph of Section 4 (Withdrawal Rights) on page 19 to read as follows:

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, as explained below, you may withdraw Shares tendered pursuant to the Offer at any time prior to the expiration time of the Offer, and if we have not accepted Shares for payment by November 2, 2013, you may withdraw them at any time after that date until we accept your Shares for payment.

Amending and restating the paragraph under the heading “Sources of Information” in Section 8 (Certain Information Concerning the Company) on page 23 to read as follows:

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources.

Amending and restating the first paragraph under the heading “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company” of Section 10 (Background of the Offer; Contacts with the Company) on page 25 to read as follows:

The information set forth below contains a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 mailed to shareholders with the Offer to Purchase.

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Amending and restating page 28 under the heading “Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company” of Section 10 (Background of the Offer; Contacts with the Company) so that the first two paragraphs on page 28 read as follows:

As part of the negotiation of the Merger Agreement, Parent required that each director of the Company agree, in his or her individual capacity, to tender all shares beneficially owned by the director into the Offer and, if applicable, to vote all shares beneficially owned by the director in favor of the Merger, against any proposal that could be reasonably expected to impede the Merger, and against any alternative takeover proposal.  Nothing in the agreements between Parent and each of the Company’s directors limits the actions that may be taken by a director of the Company in his or her capacity as a director.  Between August 23 and August 26, counsel for Parent and the Company negotiated Shareholder Tender and Support Agreements between Parent and each of the Company’s directors that contained the foregoing provisions.  The Shareholder Tender and Support Agreements were executed contemporaneously with the Merger Agreement on August 27.  The above is a summary of certain provisions of the Shareholder Tender and Support Agreements.  This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Shareholder Tender and Support Agreements, copies of which are filed as Exhibits (d)(9) through (d)(15) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Commission on September 3, 2013.

Because one possible outcome of the strategic-alternatives process initiated by the Special Committee in December 2012 was a sale of the Company, the Compensation Committee of the Company Board (the “Compensation Committee”) did not grant Ms. McKinney or Ms. Blake a 2013 award under the Company’s long-term incentive program.  At the Compensation Committee’s meetings on June 20 and July 30, 2013, the Compensation Committee discussed the key roles played by Ms. McKinney and Ms. Blake in the Company’s strategic-alternatives and sale processes, the importance of retaining those executive officers through the consummation of a potential sale transaction, and the Compensation Committee’s prior determination not to grant those executive officers a 2013 award under the long-term incentive program.  At the conclusion of its July 30, 2013 meeting, the Compensation Committee expressed its intent to grant retention/transaction bonus awards to Ms. McKinney and Ms. Blake, with those awards to be contingent on the closing of an acquisition transaction and the value of which would be determined based on a formula tied to the per-share acquisition price in that transaction.  On August 27, 2013, the Compensation Committee approved a Retention/Transaction Bonus Agreement with each of Ms. McKinney and Ms. Blake, which agreements were executed the same day without negotiation.  Although the Company disclosed to Parent, before execution of the Merger Agreement, the Compensation Committee’s intention to grant retention/transaction bonus awards to Ms. McKinney and Ms. Blake, including the maximum potential value of those awards, neither Parent nor Purchaser played any role in the Compensation Committee’s decision to grant those awards or in the Compensation Committee’s determination of the terms and conditions of the awards.  The above is a summary of certain provisions of the Retention/Transaction Bonus Agreements.  This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Retention/Transaction Bonus Agreements, copies of which are filed as Exhibits (e)(14) and (e)(15) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on September 3, 2013.

Amending and restating the lead-in paragraph to the list of conditions in Section 13 (Conditions to the Offer) on page 50 to read as follows:

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Merger Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares, (A) unless the conditions in clauses (a) and (i) are satisfied or (B) if at any time on or after the commencement of the Offer and before the expiration of the Offer, any of the following events or circumstances in clauses (b) through (h) shall have occurred and be continuing:

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2013

AMERICAN CYBERSYSTEMS, INC.

By:	/s/ Rajiv Sardana
Name: Rajiv Sardana Title: Chief Executive Officer

ACS MERGER CORP.

By:	/s/ Rajiv Sardana
Name: Rajiv Sardana Title: Chief Executive Officer

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 3, 2013*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Joint Press Release issued by American CyberSystems, Inc. and Analysts International Corporation on August 28, 2013 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on August 28, 2013)
(a)(1)(G)	Internal Revenue Service Substitute Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*
(a)(1)(H)	Summary Advertisement, published on September 3, 2013 in Wall Street Journal*
(a)(1)(I)	Form of Letter of Instruction to 401(k) Participants**
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(2)	Exclusivity Agreement, dated August 7, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)
(d)(3)	Confidentiality Agreement, dated as of April 30, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)
(d)(4)	Confidentiality Agreement, dated as of June 11, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)
(d)(5)	Debt Commitment Letter, dated as of August 26, 2013, from Fifth Third Bank to Parent*
(d)(6)	Debt Commitment Letter, dated as of August 26, 2013, from Bank of America, N.A. to Fifth Third Bank*
(d)(7)	Debt Commitment Letter, dated as of August 23, 2013, from First Tennessee Bank to Fifth Third Bank*
(d)(8)	Debt Commitment Letter dated as of August 22, 2013, from Synovus Bank to Fifth Third Bank*
(d)(9)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brittany B. McKinney and Parent*
(d)(10)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Robert E. Woods and Parent*
(d)(11)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Joseph T. Dunsmore and Parent*

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(d)(12)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Krzysztof K. Burhardt and Parent*
(d)(13)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Douglas C. Neve and Parent*
(d)(14)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brigid A. Bonner and Parent*
(d)(15)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Galen G. Johnson and Parent*
(d)(16)	Amendment No. 2 to Amended and Restated Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(17)	Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Brittany B. McKinney and the Company (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(18)	Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Lynn L. Blake and the Company (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(19)	Amendment Number One to Change in Control Severance Pay Plan, dated August 27, 2013 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(g)	Not applicable

(h)	Not applicable

*	Previously filed
**	Filed herewith

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